Free Writing Prospectus

(to the Prospectus Supplement

dated March 26, 2019)

Filed Pursuant to Rule 433

Registration Statement No. 333-219675

March 28, 2019

RENAISSANCERE HOLDINGS LTD.

3.600% SENIOR NOTES DUE 2029

Final Pricing Term Sheet

Issuer:	RenaissanceRe Holdings Ltd.

Ratings*:	Moody’s: A3 (Stable) S&P: A- (Stable)

Principal Amount:	$400,000,000

Public Offering Price:	98.606% of the principal amount

Underwriting Discount:	0.650%

Trade Date:	March 28, 2019

Settlement Date**:	April 2, 2019 (T+3)

Maturity Date:	April 15, 2029

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Coupon:	3.600%

Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year, commencing on October 15, 2019 (long first coupon)

Day Count Convention:	30/360

Benchmark Treasury:	2.625% due February 15, 2029

Benchmark Treasury Price and Yield:	102-02+; 2.388%

Spread to Benchmark Treasury:	138 basis points

Yield to Maturity:	3.768%

Optional Redemption Provisions:

Make-whole Call:

The Redemption Price for any redemption of Notes before January 15, 2029 shall be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the Discounted Present Value of the Notes to be redeemed, plus in each case accrued and unpaid interest on the principal amount of such Notes to, but excluding, the Redemption Date.

“Discounted Present Value” of any Note subject to optional redemption shall be equal to the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the Redemption Date) on such Note discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 25 basis points.

Par Call:	The Redemption Price for any redemption of Notes on or after January 15, 2029 shall be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on such principal amount of such Notes to, but excluding, the Redemption Date.

Bermuda Monetary Authority Redemption Provisions:

The Issuer will be entitled to redeem the Notes as set forth below; provided that notwithstanding anything to the contrary set forth herein, (i) the Notes will not be redeemable at any time prior to April 2, 2022 without BMA Approval (as defined below) unless the Issuer replaces the capital represented by the Notes to be redeemed with capital having equal or better capital treatment as the Notes under the Group Solvency Standards (as defined below), together with the Group Supervision Rules (as defined below), as those rules and regulations may be amended or replaced from time to time (the “Group Rules”) and (ii) the Notes will not be redeemable at any time prior to their maturity if the Enhanced Capital Requirement (as defined below) would be breached immediately before or after giving effect to the redemption of such Notes unless the Issuer replaces the capital represented by the Notes to be redeemed with capital having equal or better capital treatment as the Notes under the Group Rules.

As used herein:

“Applicable Supervisory Regulations” means such insurance supervisory laws, rules and regulations relating to group supervision or the supervision of single insurance entities, as applicable, which are applicable to the Issuer or the Insurance Group, and which shall initially mean the Group Rules until such time when the BMA no longer has jurisdiction or responsibility to regulate the Issuer or the Insurance Group.

“BMA” means the Bermuda Monetary Authority, or, should the Bermuda Monetary Authority no longer have jurisdiction or responsibility to regulate the Issuer or the Insurance Group, as the context requires, a regulator which is otherwise subject to Applicable Supervisory Regulations.

“BMA Approval” means the BMA has given, and not withdrawn by such date, its prior consent to the redemption of such Notes.

“ECR” means the enhanced capital and surplus requirement applicable to the Insurance Group and as defined in the Bermuda Insurance Act 1978, as amended from time to time, or, should the Insurance Act or the Group Rules no longer apply to the Insurance Group, any and all other solvency capital requirements defined in the Applicable Supervisory Regulations.

“Enhanced Capital Requirement” means the ECR or any other requirement to maintain assets applicable to the Issuer or in respect of the Insurance Group, as applicable, pursuant to the Applicable Supervisory Regulations.

“Group Solvency Standards” means the Bermuda Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Group Supervision Rules” means the Bermuda Insurance (Group Supervision) Rules 2011, as those rules and regulations may be amended or replaced from time to time.

“Insurance Act” means the Bermuda Insurance Act 1978, as amended from time to time.

“Insurance Group” means all subsidiaries of the Issuer that are regulated insurance or reinsurance companies (or part of such regulatory group) pursuant to the Applicable Supervisory Regulations.

CUSIP/ISIN:	75968N AD3/US75968NAD30

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. HSBC Securities (USA) Inc. RBC Capital Markets, LLC

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

**

Note: Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The Issuer has filed a registration statement (including a prospectus) (Registration No. 333-219675) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus for this offering in that registration statement, the preliminary prospectus, the final prospectus, when available, and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322; Morgan Stanley & Co. LLC toll free at 1-866-718-1649; and Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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